Exhibit 99.1

Canadian Solar Reports Third Quarter 2018 Results

Guelph, Ontario, November 15, 2018 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the third quarter of 2018 ended September 30, 2018.

Third Quarter 2018 Highlights

•                  Net revenue was $768.0 million, compared to $650.6 million in the second quarter of 2018, and third quarter 2018 guidance in the range of $790 million to $840 million.

•                  Gross margin was 26.1%, compared to 24.5% in the second quarter of 2018, and third quarter guidance of 20.0% to 23.0%.

•                  Net income attributable to Canadian Solar was $66.5 million, or $1.09 per diluted share, compared to $15.6 million, or $0.26 per diluted share, in the second quarter of 2018.

•                  During the quarter, the Company completed the sale of solar power plants totaling 103 MWp, including 64 MWp in Japan.

•                  Net cash provided by operating activities was approximately $148 million, compared to net cash used in operating activities of $174 million in the second quarter of 2018.

•                  The Company’s portfolio of utility-scale solar power plants in operation was approximately 1.1 GWp with an estimated total resale value of approximately $1.23 billion, as of October 31, 2018. Only the value of class B shares, which the Company holds in its tax equity solar power plants in the U.S., is included in this resale value.

Third Quarter 2018 Results

Net revenue in the third quarter of 2018 was $768.0 million, up 18.0% from $650.6 million in the second quarter of 2018 and down 15.8% from $912.2 million in the third quarter of 2017. Net revenue in the third quarter of 2018 benefited from higher than expected module average selling prices, offset by the deferral of certain planned project sales. Third quarter of 2018 net revenue from the Company’s modules and systems solutions (“MSS”) business was $512.3 million, and was $255.7 million from the Company’s Energy business.

Total solar module shipments in the third quarter of 2018 were 1,590 MW, compared to 1,700 MW in the second quarter of 2018, and third quarter of 2018 guidance in the range of 1,500 MW to 1,600 MW. Total solar module shipments in the third quarter of 2018 included 180 MW shipped to the Company’s projects. Solar module shipments recognized in revenue in the third quarter of 2018 totaled 1,521 MW, compared to 1,454 MW in the second quarter of 2018 and 1,782 MW in the third quarter of 2017.

Gross profit in the third quarter of 2018 was $200.4 million, compared to $159.4 million in the second quarter of 2018 and $159.8 million in the third quarter of 2017. Gross margin in the third quarter of 2018 was 26.1%, compared to 24.5% in the second quarter of 2018 and 17.5% in the third quarter of 2017. Gross profit in the third quarter of 2018 includes the benefit of a CVD reversal of $8.3 million based on the final rate of Solar 1 CVD AR4. Excluding the CVD reversal benefit, gross margin was 25.0% in the third quarter of 2018. Gross margin of the Company’s MSS business in the third quarter 2018 was 25.1%, or 23.4% excluding the CVD reversal benefit. This compares to 19.0% in the second quarter of 2018, or 14.3% excluding the benefit of that quarter’s AD/CVD reversal benefit, and 14.1% in the third quarter of 2017. Gross margin of the Company’s Energy business for the third quarter of 2018 was 28.2%, compared to 54.7% in the second quarter of 2018 and 31.6% in the third quarter of 2017, with both of the prior quarters reflecting the positive impact of the realization of the deferred revenue associated with notice to proceed (NTP) sales in those quarters.

The Company has been operating in two principal businesses since 2016: the MSS business and the Energy business. The MSS business comprises primarily the designing, development, manufacturing and sale of solar modules, other solar power products, solar system kits and the provision of EPC and Operating and Maintenance (O&M) services. The Energy business comprises primarily the development and sale of solar projects, operating solar power projects and the sale of electricity. The module sales from the Company’s MSS business to its Energy business are on terms and conditions similar to sales to third parties.

The Company develops solar power projects, then applies for feed-in tariff (FIT), negotiates energy off-take agreements or bids these projects in energy auctions. As we usually bid in energy auctions 2 to 4 years before solar power projects reach commercial operation, the actual gross margin varies, due to the country, project specific risk, the expected length of capital investment, price movements of solar modules and other components, engineering, procurement and construction (EPC), the capital return requirements of solar asset buyers and fluctuations of local currencies, among other factors. In recent years, the Company sold some solar projects before commercial operation date (COD). We typically refer to these as NTP sales. Revenue will be lower, while gross margin percentage will be higher in NTP sales compared to COD sales, even if the absolute margin is the same. Results from the Company’s Energy business may be lumpy quarter to quarter, depending on the NTP or COD dates, sales transaction dates, and the profit level of each project.

The following table summarizes the Company’s revenues and gross profit generated from each business:

	Three Months Ended September 30, 2018 (in Thousands of US Dollars)
	MSS	Energy	Elimination	Total
Net revenues	585,867	255,646	(73,543)	767,970
Cost of revenues	455,415	183,598	(71,434)	567,579
Gross profit	130,452	72,048	(2,109)	200,391

	Nine Months Ended September 30, 2018 (in Thousands of US Dollars)
	MSS	Energy	Elimination	Total
Net revenues	1,784,174	1,239,378	(180,081)	2,843,471
Cost of revenues	1,450,902	1,058,856	(170,060)	2,339,698
Gross profit	333,272	180,522	(10,021)	503,773

The following table summarizes the Company’s revenues generated from each product or service:

	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
	(in Thousands of US Dollars)
Module and System Solutions:
Solar modules and other solar power products	440,262	1,432,162
Solar system kits	21,910	68,833
EPC and development services	32,124	41,269
O&M services	2,380	7,470
Other	15,648	54,359
Energy:
Solar power projects	250,981	1,216,422
Electricity	2,013	7,128
Other	2,652	15,828
Total net revenues	767,970	2,843,471

Total operating expenses in the third quarter of 2018 were $104.5 million, down 1.0% from $105.5 million in the second quarter of 2018, and up 2.4% from $102.0 million in the third quarter of 2017.

Other operating income in the third quarter of 2018 was $2.9 million, compared to $0.3 million in the second quarter of 2018 and $1.4 million in the third quarter of 2017.

Income from operations in the third quarter of 2018 was $95.9 million, compared to $53.9 million in the second quarter of 2018, and $57.8 million in the third quarter of 2017. Operating margin was 12.5% in the third quarter of 2018, compared to 8.3% in the second quarter of 2018 and 6.3% in the third quarter of 2017.

Non-cash depreciation and amortization charges in the third quarter of 2018 were approximately $32.5 million, compared to $30.2 million in the second quarter of 2018 and $23.8 million in the third quarter of 2017. Non-cash equity compensation expense in the third quarter of 2018 was $2.5 million, compared to $3.3 million in the second quarter of 2018 and $2.1 million in the third quarter of 2017.

Interest expense in the third quarter of 2018 was $26.8 million, compared to $26.6 million in the second quarter of 2018 and $33.7 million in the third quarter of 2017.

Interest income in the third quarter of 2018 was $2.6 million, compared to $2.9 million in the second quarter of 2018 and $3.4 million in the third quarter of 2017.

The Company recorded a loss on the change in fair value of derivatives in the third quarter of 2018 of $8.9 million, compared to a loss of $7.6 million in the second quarter of 2018 and a gain of $1.8 million in the third quarter of 2017. Foreign exchange gain in the third quarter of 2018 was $10.1 million, compared to a loss of $2.5 million in the second quarter of 2018, and a loss of $16.5 million in the third quarter of 2017.

Income tax expense in the third quarter of 2018 was $13.4 million, compared to $7.8 million in the second quarter of 2018 and $6.2 million in the third quarter of 2017, primarily reflecting the higher income in the third quarter of 2018, as compared to the prior and year ago quarters.

Net income attributable to Canadian Solar in the third quarter of 2018 was $66.5 million or $1.09 per diluted share, compared to $15.6 million or $0.26 per diluted share in the second quarter of 2018 and $13.3 million or $0.22 per diluted share in the third quarter of 2017.

Financial Condition

The Company had a cash, cash equivalents and restricted cash balance of $995.0 million as of September 30, 2018, compared to $991.1 million as of June 30, 2018.

Accounts receivable, net of allowance for doubtful accounts, at the end of the third quarter of 2018 were $322.9 million, compared to $370.1 million at the end of the second quarter of 2018. Accounts receivable turnover in the third quarter of 2018 was 47 days, compared to 58 days in the second quarter of 2018.

Inventories at the end of the third quarter of 2018 were $322.0 million, compared to $336.5 million at the end of the second quarter of 2018. Inventory turnover in the third quarter of 2018 was 55 days, compared to 72 days in the second quarter of 2018.

Accounts and notes payable at the end of the third quarter of 2018 were $856.7 million, compared to $815.4 million at the end of the second quarter of 2018.

Short-term borrowings at the end of the third quarter of 2018 were $1.9 billion, compared to $2.0 billion at the end of the second quarter of 2018. Long-term borrowings at the end of the third quarter of 2018 were $120.2 million, compared to $221.3 million at the end of the second quarter of 2018.

Senior convertible notes totaled $127.2 million at the end of the third quarter of 2018, compared to $126.9 million at the end of the second quarter of 2018.

Total borrowings directly related to the Company’s utility-scale solar power projects were $1.07 billion at the end of the third quarter of 2018, compared to $1.22 billion at the end of the second quarter of 2018. Total debt at the end of the third quarter of 2018 was approximately $2.27 billion.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commented, “The third quarter was one of our most profitable quarters with net income of $1.09 per diluted share and a 26.1% gross margin. Our results underscore the strength of Canadian Solar’s module and system solutions business and global energy business, and our team’s continued execution. Revenue was slightly lower than expected in the third quarter, while gross margin was higher than expected, as certain project sales with lower gross margins were deferred to later quarters. As of October 31, 2018, our late-stage, utility-scale solar project pipeline reached approximately 2.9 GWp, and our portfolio of solar power projects in operation was about 1.1 GWp, with a resale value of $1.23 billion. For our module and system solutions business, the average selling price of solar modules declined in Q3, compared with Q2, primarily due to China’s May 31st solar incentive policy change. We have successfully maintained a healthy gross margin level, despite the headwinds, through product differentiation, operating efficiencies and raw materials cost reductions.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, commented, “Our gross margin, excluding the CVD reversal benefit, was above our third quarter guidance, as we benefited from a slightly higher than expected module ASP, a higher margin project sale mix and ongoing cost controls across our operations. We made further progress in monetizing our solar power project portfolio by completing sales totaling 103 MWp in Q3 and we expanded our late-stage, utility-scale project pipeline in key markets, including the U.S., China and Australia. The monetization process continues with the October sale of two solar power plants totaling 260 MWp in the U.S., and the expectation of further sales in China, India, the U.K. and Africa in the coming quarters. While it is likely our gross margin will continue to fluctuate in future quarters, our solid execution in both our module and system solutions business and our energy business reinforces our competitiveness and positions Canadian Solar for continued business success.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two categories: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline primarily includes projects that have energy off-take agreements and are expected to be built within the next two to four years. The Company cautions that some late-stage projects may not reach completion due to risks such as failure to secure permits and grid connection, among others.

Late-Stage, Utility-Scale Solar Project Pipeline

As of October 31, 2018, the Company’s late-stage, utility-scale solar project pipeline, including those in construction totaled approximately 2.9 GWp, with 1,022 MWp in the U.S., 476.2 MWp in Brazil, 435.7 MWp in Mexico, 310 MWp in Japan, 255 MWp in China, 121 MWp in Australia, 97.6 MWp in Argentina, 41.7 MWp in Taiwan, 27.5 MWp in the Philippines, 24 MWp in India, 18.4 MWp in Chile, 15 MWp in Malaysia and 8 MWp in South Korea.

In the United States, the Company energized the 102 MWp NC102 solar power project in the third quarter of 2018. In August, the Company signed a long-term power purchase agreement for a 280 MWp project in Texas. The Company separately signed a 15-year power purchase agreement in October with Austin Energy for the 185 MWp Pflugerville project in Texas. In October, the Company also signed two 15-year power purchase agreements for 200 MWp (150 MWac) of the 400 MWp Slate solar power project in California. The deal was signed with Silicon Valley Clean Energy and Monterey Bay Community Power, who will receive 55% and 45% of the energy generated by the project, respectively. The power deal includes a 45 MW lithium-ion battery storage component, with 180 MWh of energy capacity.

The Company’s late-stage, utility-scale solar project pipeline in the U.S. as of October 31, 2018 is detailed in the table below.

Project	MWp	Storage (MWh)	Location	Status	Expected COD
Mustang Two	210	N/A	California	Development	2020
Gaskell West 2	147	N/A	California	Development	2020
Pflugerville	185	N/A	Texas	Development	2020
Texas Project	280	N/A	Texas	Development	2020
Slate	200	180	California	Development	2021
Total	1,022

In Japan, as of October 31, 2018, the Company’s late-stage, utility-scale solar project pipeline for which interconnection agreements and FIT have been secured totaled approximately 310 MWp, 73.8 MWp of which are under construction and 236.2 MWp of which are under development. The Company has an additional 11.4 MWp of projects in the bidding process, which will be added to the late-stage, utility-scale solar project pipeline once interconnection agreements and FIT have been secured.

In October 2018, the Japan Ministry of Economy Trade and Industry (METI) proposed a change to the FIT program to address projects with high FITs that are not operational. The proposed rules are not expected to impact on the size of the Company’s portfolio, but may reduce the FIT of some projects. The Company is monitoring the situation and will take appropriate action, if needed, after the final version of the rule changes is released.

The table below sets forth the expected COD of the Company’s late-stage, utility-scale solar power projects in Japan, as of October 31, 2018:

Expected COD Schedule (MWp)

2H2018	2019	2020	2021 and Thereafter	Total
13.2	70.3	60.6	165.9	310.0

The Company plans to sell most of its late-stage projects in Japan into the Canadian Solar Infrastructure Fund, Inc. (CSIF) after the projects reach COD. Canadian Solar owns approximately 15% of CSIF.

In Brazil, as of October 31, 2018, the Company’s late-stage, utility-scale solar project pipeline is detailed in the table below.

Project	MWp	Location	Status	Expected COD
Francisco Sa	122.2	Minas Gerais	Development	2021
Jaiba	97.3	Minas Gerais	Development	2021
Lavras	144.7	Ceara	Development	2021
Salgueiro	112	Pernambuco	Development	2020
Total	476.2

In Mexico, as of October 31, 2018, the Company’s late-stage, utility-scale solar project pipeline is detailed in the table below.

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2020
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020
Aguascalientes	67.7	Aguascalientes	Construction	2019
Total	435.7

In China, the Company’s late-stage power pipeline was 255 MWp as of October 31, 2018.

Solar Power Plants in Operation

In addition to its late-stage, utility-scale solar project pipeline, as of October 31, 2018, the Company had a portfolio of utility-scale, solar power plants in operation totaling approximately 1.1 GWp. The plants are recorded on the Company’s balance sheet as “project assets (build to sell)”, “assets held-for-sale” and “solar power systems, net (build to own)”.

The sale of projects recorded as “project assets” (build to sell) on the balance sheet will be recorded as revenue in the income statement once revenue recognition criteria are met. The gain or loss from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net” (build to own) on the balance sheet will be recorded within “other operating income (expenses)” in the income statement.

The table below sets forth the Company’s total portfolio of utility-scale, solar power plants in operation, as of October 31, 2018:

U.S.	Japan	Brazil	China	India	Others	Total
340.1	92.9	79.8	462.6	126.1	46.7	1,148.2

Manufacturing Capacity

The table below sets forth the Company’s capacity expansion plan from December 31, 2018 to December 31, 2019:

Manufacturing Capacity Roadmap (MW)

	31-Dec-18	30-Jun-19	31-Dec-19
Ingot	1,650	1,650	1,650
Wafer	5,000	5,000	5,000
Cell	6,250	6,300	7,100
Module	8,700	9,360	9,640

The Company’s manufacturing capacity expansion plans for 2019 are under review and subject to change based on market conditions.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is subject to uncertainty relating to solar module average selling prices, final customer demand and solar project construction and sale schedules. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2018, the Company expects total solar module shipments to be in the range of 1.67 GW to 1.72 GW, including approximately 170 MW of shipments to the Company’s utility-scale, solar power projects that may not be recognized as revenue in fourth quarter 2018. Total revenue for the fourth quarter of 2018 is expected to be in the range of $690 million to $800 million, which would imply total revenue for the full year 2018 in the range of $3.53 billion to $3.64 billion.  Gross margin for the fourth quarter is expected to be between 24% and 26%.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commented, “Canadian Solar continues to build on our global leadership position.  We have taken definitive steps to realize greater value from our pipeline of solar power projects, while redeploying capital from project sales to fortify our balance sheet and refresh our pipeline.  At the same time, we have diligently protected the profitability of our module and system solutions business through a combination of higher value technology and higher yield solar modules, improved efficiencies across our global operations and a conservative approach to our capacity.  We are confident in our outlook based on the current market environment.  Demand levels at our key markets will likely continue to fluctuate, and uncertainty remains for 2019. As such, we remain cautious in expanding capacity. But we believe that the longer-term prospect for solar energy is bright and, to differentiate, Canadian Solar will take the challenge of industry volatility as an opportunity to ramp up the volume for unconventional innovative products, such as bifacial, that command price premiums.”

Recent Developments

On October 30, 2018, Canadian Solar announced its wholly owned subsidiary Recurrent Energy signed two 15-year power purchase agreements with Silicon Valley Clean Energy and Monterey Bay Community Power for a 150 MWac solar power system with 180 MW-hours of battery storage. This joint procurement effort represents the largest contracted solar-plus-storage project in California to date.

On October 25, 2018, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy completed the sale of its interests in two solar photovoltaic projects in California, equivalent to 260 MWp, to PKA, one of Denmark’s largest pension service providers.

On October 18, 2018, Canadian Solar announced its partnership with Biosar Australia, a leading solar EPC provider, to jointly provide EPC services for a 256 MWp solar power project in Australia owned by Total Eren, a leading French Independent Power Producer (IPP).

On September 27, 2018, Canadian Solar announced that its wholly-owned Japanese subsidiary, Canadian Solar Projects K.K., had renewed and extended its credit facility with a syndicate of 10 lenders led by Sumitomo Mitsui Banking Corporation to $96 million.

On September 19, 2018, Canadian Solar announced it was awarded a contract to supply 164 MW of photovoltaic modules to the 350 MWp Escatrón Solar power project owned by COBRA Group, a subsidiary of ACS Group in Spain.

On September 13, 2018, Canadian Solar announced it closed a $125 million global guarantee facility with Export Development Canada, Canada’s export credit agency, to support existing and future project development activities undertaken by Canadian Solar across North America, Latin America, Europe, Asia and Australia.

On September 12, 2018, Canadian Solar announced that it was awarded a Victorian government support agreement for its greenfield 100MWac Carwarp Solar Project in Australia. This award guarantees revenue for 100% of the energy produced by the Carwarp Solar Farm for the term of the support agreement.

On September 6, 2018, Canadian Solar announced it completed the sale of three solar power plants totaling 30.4 MWp for $103.1 million to the Canadian Solar Infrastructure Fund, Inc. (“CSIF”, Tokyo Stock Exchange ticker 9284) in Japan.  This expanded CSIF’s capacity to 105.6 MWp from 75.2 MWp.

On August 29, 2018, Canadian Solar announced it established a joint venture with ET Energy, a global clean energy developer and operator, to jointly provide EPC services for two solar power projects totaling 132 MWp in South Africa for BioTherm Energy, an independent African power producer.

Conference Call Information

The Company will hold a conference call on November 15, 2018 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., November 15, 2018 in Hong Kong) to discuss the Company’s third quarter 2018 results and business outlook. The dial-in phone number for the live audio call is +1-866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1-845-675-0437 (from international locations). The passcode for the call is 6065909.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 8:00 a.m. U.S. Eastern Standard Time on Friday, November 23, 2018 (9:00 p.m., November 23, 2018 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 from international locations, with passcode 6065909.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 17 years, Canadian Solar has successfully delivered over 30 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2018. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30	June 30	September 30	September 30	September 30
	2018	2018	2017	2018	2017

Net revenues	$767,970	$650,590	$912,223	$2,843,471	$2,281,630
Cost of revenues	567,579	491,155	752,422	2,339,698	1,862,584

Gross profit	200,391	159,435	159,801	503,773	419,046

Operating expenses:
Selling expenses	38,423	40,275	42,831	121,030	116,096
General and administrative expenses	58,862	56,433	53,328	164,067	161,347
Research and development expenses	10,143	9,134	7,271	28,776	20,214
Other operating income	(2,941)	(345)	(1,399)	(38,192)	(17,798)
Total operating expenses	104,487	105,497	102,031	275,681	279,859

Income from operations	95,904	53,938	57,770	228,092	139,187
Other income (expenses):
Interest expense	(26,839)	(26,596)	(33,656)	(83,028)	(84,484)
Interest income	2,567	2,883	3,382	9,026	7,297
Gain (loss) on change in fair value of derivatives	(8,881)	(7,567)	1,764	(11,974)	(7,836)
Foreign exchange gain (loss)	10,112	(2,454)	(16,474)	(799)	(13,908)
Investment income (loss)	6,528	(584)	—	5,944	—
Other expenses, net	(16,513)	(34,318)	(44,984)	(80,831)	(98,931)

Income before income taxes and equity in earnings of unconsolidated investees	79,391	19,620	12,786	147,261	40,256
Income tax expense	(13,423)	(7,766)	(6,165)	(25,280)	(12,015)
Equity in earnings of unconsolidated investees	2,504	4,119	6,971	6,353	11,961
Net income	68,472	15,973	13,592	128,334	40,202

Less: Net income attributable to non-controlling interests	1,932	404	299	2,846	2,033

Net income attributable to Canadian Solar Inc.	$66,540	$15,569	$13,293	$125,488	$38,169

Earnings per share - basic	$1.14	$0.26	$0.23	$2.13	$0.66
Shares used in computation - basic	58,526,275	58,826,343	58,392,071	58,826,117	58,059,372
Earnings per share - diluted	$1.09	$0.26	$0.22	$2.08	$0.65
Shares used in computation - diluted	61,937,187	59,215,958	59,283,636	62,103,349	58,608,831

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Net Income	68,472	15,973	13,592	128,334	40,202
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	26,709	(62,068)	23,148	(12,179)	35,910
Gain (loss) on changes in fair value of derivatives	2,464	1,918	(456)	9,510	(2,386)
Comprehensive income (loss)	97,645	(44,177)	36,284	125,665	73,726
Less: comprehensive income (loss) attributable to non-controlling interests	4,844	(1,292)	97	7,052	812
Comprehensive income (loss) attributable to Canadian Solar Inc.	92,801	(42,885)	36,187	118,613	72,914

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	September 30,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$519,604	$561,679
Restricted cash - current	459,746	617,761
Accounts receivable trade, net	322,867	358,091
Contract assets	39	1,253
Amounts due from related parties	17,290	26,102
Inventories	322,011	346,092
Value added tax recoverable	111,101	94,503
Advances to suppliers - current	74,355	61,399
Derivative assets - current	5,834	16,200
Project assets - current	1,187,118	1,523,342
Assets held-for-sale	—	182,797
Prepaid expenses and other current assets	316,542	296,084
Total current assets	3,336,507	4,085,303
Restricted cash - non-current	15,674	10,695
Property, plant and equipment, net	863,359	747,235
Solar power systems, net	55,804	63,964
Deferred tax assets, net	119,085	131,796
Advances to suppliers - non-current	59,286	38,325
Prepaid land use right	65,826	78,649
Investments in affiliates	403,141	414,215
Intangible assets, net	12,320	10,986
Goodwill	4,061	6,248
Derivatives assets - non-current	14,967	10,911
Project assets - non-current	117,470	148,170
Other non-current assets	136,370	143,130
TOTAL ASSETS	$5,203,870	$5,889,627
Current liabilities:
Short-term borrowings	$1,877,952	$1,957,755
Accounts and notes payable	856,733	975,595
Amounts due to related parties	36,389	6,023
Other payables	321,939	315,321
Convertible notes	127,188	—
Advances from customers	64,301	51,739
Derivative liabilities - current	17,716	6,121
Liabilities held-for-sale	—	185,872
Financing liabilities - current	164,491	407,683
Other current liabilities	178,713	201,903
Total current liabilities	3,645,422	4,108,012
Accrued warranty costs	53,541	55,659
Convertible notes	—	126,476
Long-term borrowings	120,158	404,341
Amounts due to related parties	638	—
Derivatives liabilities - non-current	—	359
Liability for uncertain tax positions	8,721	9,264
Deferred tax liabilities - non-current	5,634	5,562
Loss contingency accruals	25,047	25,682
Financing liabilities - non-current	71,840	12,243
Other non-current liabilities	71,097	82,254
Total LIABILITIES	4,002,098	4,829,852
Equity:
Common shares	702,877	702,162
Additional paid-in capital	8,305	417
Retained earnings*	510,432	383,681
Accumulated other comprehensive loss	(60,909)	(54,034)
Total Canadian Solar Inc. shareholders’ equity	1,160,705	1,032,226
Non-controlling interests in subsidiaries	41,067	27,549
TOTAL EQUITY	1,201,772	1,059,775
TOTAL LIABILITIES AND EQUITY	$5,203,870	$5,889,627

Note: * The Company, starting from January 1, 2018, adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606), using the modified retrospective method. The reported results for year 2018 reflect the adoption of ASC 606, while the reported results for year 2017 were prepared under the previous revenue recognition guidance. The adoption of ASC 606 has no material impact on the revenue recognition for the first quarter of 2018. The cumulative-effect adjustment to the beginning balance of retained earnings on January 1, 2018 was an increase of $1.3 million from $383.7 million to $385.0 million, related to variable consideration recognized for project sales in year 2017. It has no impact on the Company’s cash flows for the first quarter of 2018.